Exhibit 99.1

Todos Medical Appoints Dr. Colin Bier to Its Board of Directors

REHOVOT, March 27, 2019 /Globe Newswire/ — Todos Medical Ltd. (OTCQB: TOMDF), a clinical-stage in-vitro diagnostics company focused on the development of blood tests for the early detection of cancer and neurodegenerative disorders, such as Alzheimer’s disease, today announced the appointment of Dr. Colin Bier to its Board of Directors. Dr. Bier has over 35 years of clinical expertise having participated in numerous clinical trials, including trials in Alzheimer’s disease, as well as experience in commercializing diagnostic tests.

“Dr. Bier brings expertise to the Company in the commercialization of diagnostic tests, including navigating the intricacies of CLIA and the FDA, and bringing diagnostic tests to market,” said Dr. Herman Weiss, CEO of Todos Medical. As Dr. Bier has previously served in the roles of Scientific Advisor and Chief Development Officer of Amarantus Diagnostics, his familiarity with our recent joint venture surrounding the science of LymPro, a diagnostic test for Alzheimer’s Disease, makes Colin an immediate asset to our organization. We believe his experience will be highly valuable as we navigate the regulatory landscape and seek to bring our diagnostic tests to the broader physician-patient community.”

“I am excited to join Todos Medical at a time when the Company is preparing to introduce TM-B1 and TM-B2, two revolutionary diagnostic assays for cancer detection, to the market. The market launch of a diagnostic product requires coordination among commercial sales, regulatory, and reimbursement strategies, as well as other important considerations,” stated Dr. Bier. “I am looking forward to helping the Todos Medical team make value-building decisions for both the short-term and long-term success of the Company and its shareholders.”

About Todos Medical Ltd.

Todos Medical Ltd. (OTCQB: TOMDF) headquartered in Rehovot, Israel, is an in-vitro-diagnostic (“IVD”) company engaging in the development of a series of blood tests for the early detection of a variety of cancers and neurodegenerative disorders, such as Alzheimer’s.

The company has developed two cancer screening tests based on TBIA (Todos Biochemical Infrared Analyses), a method for cancer screening using peripheral blood analysis. The TBIA screening method is based on the cancer’s influence on the immune system which triggers biochemical changes in peripheral blood mononuclear cells (“PBMC”) and plasma. This proprietary and patented method incorporates biochemistry, physics and signal processing. The company’s two cancer screening tests, TM-B1 and TM-B2 are CE marked in the EU.

Additionally, the company’s joint venture entity owns the exclusive rights to the Lymphocyte Proliferation Test (LymPro Test), a diagnostic blood test that determines the ability of peripheral blood lymphocytes (PBLs) and monocytes to withstand an exogenous mitogenic stimulation that induces them to enter the cell cycle. It is believed that certain diseases, most notably Alzheimer’s disease, are the result of compromised cellular machinery that leads to aberrant cell cycle re-entry by neurons which then leads to apoptosis. LymPro is unique in the use of peripheral blood lymphocytes as a surrogate for neuronal cell function, suggesting a common relationship between PBLs and neurons in the brain.

For more information, the content of which is not part of this press release, please visit http://www.Todosmedical.com.

Forward-looking statements: Certain statements contained in this press release may constitute forward-looking statements. For example, we use forward-looking statements when discussing our expected clinical development programs and clinical trials. These forward-looking statements are based only on the current expectations of the management of Todos Medical, and are subject to significant risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks and uncertainties related to the progress, timing, cost, and results of clinical trials and product development programs; difficulties or delays in obtaining regulatory approval or patent protection for our product candidates; competition from other biotechnology companies; and our ability to obtain additional funding required to conduct our research, development and commercialization activities. In addition, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; delays or obstacles in launching our clinical trials; changes in legislation; inability to timely develop and introduce new technologies, products and applications; lack of validation of our technology as we progress further and lack of acceptance of our methods by the scientific community; inability to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties that may develop with our process; greater cost of final product than anticipated; loss of market share and pressure on pricing resulting from competition; and laboratory results that do not translate to equally good results in real settings, all of which could cause the actual results or performance of Todos Medical to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, Todos Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting Todos Medical, reference is made to Todos Medical’s reports filed from time to time with the U.S. Securities and Exchange Commission.

Media Contact:

Todos Medical Ltd.

Daniel Hirsch

Investor Relations

Dan.h@todosmedical.com

(347) 699-0029